POLLOCK & KLEIN, LLP

ATTORNEYS & COUNSELORS

2600 North Military Trail

Suite 270

Boca Raton, Florida 33432

http://www.npk-law.com

Telephone: 561-997-9920

                     Fax: 561-241-9943

Kenneth Pollock

Jeffrey G. Klein

June 27,  2005

Jeffrey Shady

Securities and Exchange Commission

Washington, D.C.  20549

RE:

Webb Mortgage Depot, Inc.

Preliminary Proxy Statement

Filed February 2, 2005

File No.   333-72376

Dear Mr. Shady:

The following responses are provided in response to your comment letter dated March 17, 2005.

     1.   In response to comment one,  regarding compliance with Staff Legal Bulletin No. 4 in connection with a spinoff, please be advised that we believe that the contemplated transaction complies with the Staff’s position and the spin-off need not be registered.  Webb Mortgage Depot (the “Company”) intend to transfer all of the Company’s assets and liabilities to a new entity,  Webb Mortgage Direct Corp.  The shares of common stock will be distributed on a 1:1 basis to all shareholders of record of  the Company  immediately preceding the closing of its transaction with Medical Connections.  At this time, Webb Mortgage Direct does not intend to file a registration statement with the Securities and Exchange Commission.

Compliance with Staff Bulletin No. 4 states that the subsidiary does not have to register the spin-off if five conditions are met:

1.

The parent shareholders do not provide consideration for the spun-off shares.

2.

The spin-off is pro-rata to the present shareholders.

3.

The parent provides adequate information about the spin-off and the subsidiary to its shareholders and the trading markets.

4.

The parent has a valid business purpose.

5.

If the parent spins-off  “restricted securities” the Company must have held those restricted securities for at least two years.

As to condition No. 1,  none of the  Company’s shareholders  will be required to tender any type of consideration to the parent or any other person in order for that shareholder to receive shares of common stock in Webb Mortgage Direct.  All assets and liabilities as of the closing date of the transaction with Medical Connections shall be transferred to Webb Mortgage Direct and no consideration need  be paid by the Webb Mortgage Depot shareholders.

Based on the foregoing it is our belief that condition number 1 has been satisfied.

As to condition  No. 2,  the spin-off will be pro rata to all shareholders.  Owners of 10 shares of the Company’s common stock  will own 10 shares of common stock of Webb Mortgage Direct.  The total number of issued and outstanding shares of common stock of Webb Mortgage Depot immediately prior to closing (exclusive of any reverse stock splits) will be equal to the total number of shares of common stock issued and outstanding in Webb Mortgage.  In calculating the number of shares due and owing each shareholder, any  reverse stock split which  the Company  must implement prior to its closing with Medical Connections will not be considered in determining the total number of shares of common stock of Webb Depot due each shareholder

Based on the foregoing it is our belief that condition number 2 has been satisfied.

As to condition  No. 3, shareholders of  Webb Mortgage Depot are being provided with adequate public information in connection with the spin-off by virtue of the proxy solicitation material which is being given to all shareholders.  Moreover, shareholders and investors have the opportunity to examine all of Company’s filings on the SEC’s website located at www.sec.gov.  The operations of Webb Mortgage Depot and the operations of Webb Mortgage Direct will be identical in nature since all assets and liabilities of  Webb Mortgage Depot are being transferred.  Shareholders of Webb Mortgage Direct will receive annual financial statements and such other information as required under Florida law.

Based on the foregoing it is our belief that condition number 3 has been satisfied.

As to condition No. 4, we believe that there is a valid business purpose to the transaction.  Unless we transfer our current operations to a new entity, we would not have the opportunity to close our transaction with Medical Connections.  Assuming the merger is approved by  the shareholders,  Medical Connections will be able to focus on its operations and the appropriate personnel will be able to focus on expanding our mortgage operations.  In addition to the foregoing, the acquisition of Medical Connections may provide access to other sources of capital.  We do not at this time intend to create any type of trading market in the securities of Webb Depot Direct.

Based on the foregoing it is our belief that condition number 4 has been satisfied.

As to condition No. 5,  we do not intend to create a trading market in the shares of common stock of Webb Depot Direct.  In order to insure that a trading market does not develop in the common stock of Webb Depot Direct, we intend to place a restrictive legend on the share certificates distributed to the shareholders.   The two year holding period referenced in condition number 5 does not apply where the parent formed the subsidiary being spun-off, rather than have acquiring the business from a third party.

Based on the foregoing it is our belief that condition number 5 has been satisfied.

2. In response to comment 2, we have amended the proxy to permit the Company’s shareholders to first vote upon the share for share exchange, next to vote upon the election of new directors, to approve a 100:1 reverse stock split and finally to vote upon a name change to Medical Connections.  We have made this change throughout the document and on the proxy card.

3. In response to comment number 3, the Company will issue 444,600 shares to the shareholders of Medical Connections. We have been advised that all Medical Connection shareholders are accredited investors.    As such, registration pursuant to Section 5 of the Securities Act of 1933 is exempt under both Section 4(2) and 4(6).  Section 4(2) exempts transactions from the registration requirements for transactions not involving a public offering.  The Company’s shares are being distributed to a specific group and do not involve any type of public offering of the Company’s common stock.  Section 4(6) exempts from registration transactions involving offers or sales by an issuer to one or more accredited investors when advertising and public solicitation is not utilized.  Moreover, Rule 145 is designed to make available the protection provided by registration under the Securities Act to persons who are offered securities in the type of transaction which is the subject of the proxy solicitation.  The Company may also rely on the   exemption from registration afforded by Regulation D.

Please be advised that the proxy has been updated to provide audited financial statements for both entities as of December 31, 2004 and stub period financial statements through March 31, 2005.

Should you require additional information, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Jeffrey G. Klein

Jeffrey G. Klein